UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

256743105

(CUSIP Number)

Bruce J. Parker

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690742101

1.	Names of Reporting Persons Dennis E. Hecker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,075,129

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,075,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.003%(1)]

14.	Type of Reporting Person (See Instructions) IN

(1) With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 21,491,085 shares was used as the total amount of outstanding shares, which amount represents the shares of Common Stock issued and outstanding as of February 22, 2008, as reflected in Dollar Thrifty Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“DTAG”).  The principal executive offices of DTAG are located at 5330 East 31st Street, Tulsa, Oklahoma 74135.

Item 2.	Identity and Background

(a)           This statement is being filed by Dennis E. Hecker.

(b)           The business address of the Reporting Person is 500 Ford Road, Minneapolis, Minnesota 55426.

(c)           The Reporting Person is the owner and operator of various businesses in the automotive industry, including automobile and truck dealerships, fleet leasing and daily car rental businesses.  The principal occupation of the Reporting Person is Chairman of Denny Hecker’s Automotive Group, Inc., Rosedale Dodge, Inc. dba Rosedale Leasing and ARC Venture Holding, Inc. (that owns 100% of the outstanding stock of Southwest-Tex Leasing Co., Inc. dba Advantage Rent-A-Car).  The principal business address of the Reporting Person’s businesses is 500 Ford Road, Minneapolis, Minnesota 55426.

(d)           During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The purchases were funded from personal funds of the Reporting Person and margin loans on the shares purchased from Smith Barney.

Item 4.	Purpose of Transaction

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in ARC Venture Holding, Inc. that owns all of the outstanding shares of Southwest-Tex Leasing Co., Inc. that operates the Advantage Rent-A-Car daily car rental business throughout the United States.  The Reporting Person does not have any present plans, arrangements or understandings that relate to or would result in:

a.         The acquisition by any person of additional securities of DTAG, or the disposition of securities of DTAG;

b.         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DTAG or any of its subsidiaries;

c.         A sale or transfer of a material amount of assets of DTAG or any of its subsidiaries;

d.         Any change in the present board of directors or management of DTAG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.         Any material change in the present capitalization or dividend policy of DTAG;

f.          Any other material change in DTAG’s business or corporate structure including but not limited to, if DTAG is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.         Changes in DTAG’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.         Causing a class of securities of DTAG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.          A class of equity securities of DTAG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended; or

j.          Any action similar to those enumerated above.

However, the Reporting Person intends to review his interest in DTAG on a continuing basis and reserves the right to change his plans or intentions at any time depending upon his evaluation of then existing circumstances.  In addition, the Reporting Persons may, from time to time and at any time, (1) acquire additional shares of Common Stock (subject to availability if the price is deemed favorable) in the open market, in privately negotiated transactions or otherwise or (2) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person is the beneficial owner of 1,075,129 shares of Common Stock.  Based on DTAG’s Annual Report on Form 10-K for the year ended December 31, 2007 filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, there were 21,491,085 shares of Common Stock issued and outstanding as of February 22, 2008 so the 1,075,129 shares of Common Stock beneficially owned by the Reporting Person represent approximately 5.003% of the outstanding shares of Common Stock.

(b)           The Reporting Person has the sole power to vote and the sole power to dispose of 1,075,129 shares of Common Stock beneficially owned by him.

(c)           Except as described below, the Reporting Person has not engaged in any transactions in the Common Stock that were effected during the past sixty days.  During the past sixty days, the Reporting Person made the following purchases of shares of Common Stock:

	Date of Purchase	Number of Shares Purchased	Price Per Share	Type of Transaction
	March 12, 2008	20,000	$12.09556	Open Market Purchase
	March 12, 2008	5,000	$12.05960	Open Market Purchase
	March 13, 2008	300,000	$12.67050	Open Market Purchase
	March 13, 2008	200,000	$12.59650	Open Market Purchase
	March 14, 2008	100,000	$12.33230	Open Market Purchase
	March 14, 2008	64,409	$12.55050	Open Market Purchase
	March 17, 2008	84,630	$12.08350	Open Market Purchase
	March 18, 2008	63,490	$13.02640	Open Market Purchase
	March 18, 2008	62,700	$13.48100	Open Market Purchase
	March 18, 2008	3,400	$12.74560	Open Market Purchase
	March 19, 2008	171,500	$13.68960	Open Market Purchase

(d)           No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of DTAG, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

	EXHIBIT NUMBER	TITLE
	1	Margin Account Agreement with Smith Barney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2008
Date
/s/ Dennis E. Hecker
Signature
Dennis E. Hecker
Name